UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Plumas Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

729273102

(CUSIP Number)

October 25, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 729273102	13G	Page 2 of 10

1	Names of Reporting Persons Siena Capital Partners I, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 240,266
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 240,266
9	Aggregate Amount Beneficially Owned by Each Reporting Person 240,266
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.0%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 729273102	13G	Page 3 of 10

1	Names of Reporting Persons Siena Capital Partners Accredited, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,673
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,673
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,673
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.1%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 729273102	13G	Page 4 of 10

1	Names of Reporting Persons Siena Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 246,939
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 246,939
9	Aggregate Amount Beneficially Owned by Each Reporting Person 246,939
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.2%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 729273102	13G	Page 5 of 10

Item 1(a)	Name of Issuer:

Plumas Bancorp

Item 1(b)	Address of Issuer’s Principal Executive Offices:

35 S. Lindan Avenue

Quincy, California 95971

Item 2(a)	Name of Person Filing:

(i)	Siena Capital Partners I, L.P.

(ii)	Siena Capital Partners Accredited, L.P.

(ii)	Siena Capital Management, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

100 N. Riverside Plaza, Suite 1630

Chicago, Illinois 60606

Item 2(c)	Citizenship:

(i)	Siena Capital Partners I, L.P. is a Delaware limited partnership.

(ii)	Siena Capital Partners Accredited, L.P. is a Delaware limited partnership.

(ii)	Siena Capital Management, LLC is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities:

Common Stock, no par value (“Common Stock”)

Item 2(e)	CUSIP Number:

729273102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 729273102	13G	Page 6 of 10

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned: As of October 25, 2013, Siena Capital Partners I, L.P. may be deemed to beneficially own 240,266 shares of Common Stock of Plumas Bancorp (the “Issuer”), Siena Capital Partners Accredited, L.P. may be deemed to own 6,673 shares of Common Stock of the Issuer and Siena Capital Management, LLC may be deemed to beneficially own 246,939 shares of Common Stock of the Issuer. Siena Capital Management is the general partner of each of Siena Capital Partners I, L.P. and Siena Capital Partners Accredited, L.P.

(b)	Percent of class: Siena Capital Partners I, L.P. may be deemed to beneficially own 5.0% of the Common Stock of the Issuer, Siena Capital Partners Accredited, L.P. may be deemed to own 0.1% of the Common Stock of the Issuer and Siena Capital Management, LLC may be deemed to beneficially own 5.2% of the Common Stock of the Issuer. The percentages are based on 4,782,939 shares of Common Stock outstanding as of November 5, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

(c)	Number of shares as to which Siena Capital Partners I, L.P. has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 240,266.

(iii)	Sole power to dispose or direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 240,266.

Number of shares as to which Siena Capital Partners Accredited, L.P. has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 6,673.

(iii)	Sole power to dispose or direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 6,673.

CUSIP No. 729273102	13G	Page 7 of 10

Number of shares as to which Siena Capital Management, LLC has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 246,939.

(iii)	Sole power to dispose or direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 246,939.

Each of Siena Capital Partners I, L.P. and Siena Capital Partners Accredited, L.P. disclaims beneficial ownership over the shares of Common Stock beneficially owned by the other.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

CUSIP No. 729273102	13G	Page 8 of 10

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 729273102	13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2013

SIENA CAPITAL PARTNERS I, L.P.

By:	Siena Capital Management, LLC, its
General Partner

	By:	/s/ Daniel Kanter
Name: Daniel Kanter
Title: President

SIENA CAPITAL PARTNERS ACCREDITED, L.P.

By:	Siena Capital Management, LLC, its
General Partner

	By:	/s/ Daniel Kanter
Name: Daniel Kanter
Title: President

SIENA CAPITAL MANAGEMENT, LLC

	By:	/s/ Daniel Kanter
Name: Daniel Kanter
Title: President